November 21, 2022

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0303

RE:	Turquoise Hill Resources Ltd.

Amendment No. 2 to Schedule 13E-3

Filed November 3, 2022

File No. 005-79590

Ladies and Gentlemen:

On behalf of our client, Turquoise Hill Resources Ltd. (“Turquoise Hill”), we acknowledge receipt of the letter, dated November 4, 2002, from the staff (the “Staff”) of the United States Securities and Exchange Commission relating to the Rule 13e-3 transaction statement on Schedule 13E-3 (together with the exhibits thereto, the “Schedule 13E-3”), initially filed on September 29, 2022 and amended by Amendment No. 1 thereto on October 12, 2022 and Amendment No. 2 thereto on November 3, 2022. For ease of reference, the text of each of the Staff’s comment is set forth in italics below followed by Turquoise Hill’s response.

Concurrently with the delivery of this letter, the Filing Persons are filing a third amendment to the Schedule 13E-3 (“Amendment No. 3”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13E-3.

Amended Schedule 13E-3 filed November 3, 2022

General

1.

We note that the Company issued a press release, attached as Exhibit 99.1 to the Form 6- K filed on November 2, 2022, disclosing that Parent and Purchaser entered into agreements with the Named Shareholders where the Named Shareholders have agreed to withhold their votes to approve the Arrangement in exchange for receiving 80% of the Consideration within two business days of closing of the Arrangement and 20% of the Considerations, plus interest thereon, upon final determination of certain dissent procedures. The Agreements also provide for the mediation and, if necessary, arbitration of the fair value amount remaining to be paid, if any, by Purchaser to the Named Shareholders to resolve the dissent proceedings and the damages or compensation amount, if any, to be paid by Purchaser to the Named Shareholders to resolve the Oppression Claims, suggesting the possibility that the Named Shareholders could receive more than the C$43.00 per share in cash that other Minority Shareholders of the Company will receive. We also note that shareholders as of the Record Date have the ability to submit proxies until the voting deadline of 10:30 a.m. (Eastern time) on November 4, 2022 and that the meeting has been postponed until 10:30 a.m. (Eastern time) on November 8, 2022. Given the potential impact such disclosure may have on a shareholder’s voting decision – either to amend a previously cast vote or to submit an initial vote – please advise why both the Company and Rio Tinto believe that limiting a shareholder’s ability to amend or submit proxies by establishing a voting deadline of 10:30 a.m. (Eastern time) on November 4, only two business days following dissemination of the aforementioned information, as opposed to e.g., five business days, will provide shareholders with sufficient time to make a reasonably informed voting decision, especially given (i) the heightened concerns that are present in a Rule 13e-3 transaction, (ii) the unusual nature of the arrangement between Rio Tinto and the Named Shareholders disclosed in the November 2 press release, (iii) the range and complexity of outcomes such arrangement may produce with respect to the amount of consideration paid to the Named Shareholders as compared to the other Minority Shareholders and (iv) as a result of the Agreements with the Named Shareholders, the Majority of the Minority Vote will exclude the 32,617,578 Shares beneficially owned by the Named Shareholders such that, based on the proxies received to date, which may have been cast prior to Minority Shareholders becoming aware of these new developments, the Arrangement Resolution would be approved by the Majority of the Minority Vote. It is our understanding that the Company may not extend the meeting date beyond November 8, and the related voting deadline two business days prior, without the prior written consent of Rio Tinto. In light of this restriction, we request that each of the Company and Rio Tinto separately respond to this comment.

Response: Turquoise Hill acknowledges the Staff’s comment. As disclosed in Amendment No. 3, Turquoise Hill intends to apply to the Court for an amended Interim Order to, among other things, set a new date for the Meeting. Turquoise Hill respectfully advises the Staff that, to the extent that Turquoise Hill is permitted to do so under the terms of the Interim Order and the Arrangement Agreement, Turquoise Hill will provide Shareholders with sufficient time between the publication of any material disclosure and any voting deadline to make a reasonably informed voting decision.

2.

Given the new information outlined in the press release dated November 2, please provide updated disclosure as to whether and why the Company and Rio Tinto continue to believe that the transaction is fair to unaffiliated security holders with specific discussion of the Agreements referenced in the preceding comment. We request that each of the Company and Rio Tinto separately respond to this comment given their respective disclosure obligations. See Item 8 of Schedule 13E-3 and Item 1014(a) and (b) of Regulation M-A.

Response: Turquoise Hill acknowledges the Staff’s comment and, in light of the termination of the Agreements disclosed in Amendment No. 3, respectfully submits that no updated disclosure is required from Turquoise Hill at this time.

3.

Refer to the disclosure previously provided by Turquoise Hill and the Rio Tinto Filers in the Initial Schedule 13E-3 responsive to Item 7 of Schedule 13E-3. Please update such disclosure to provide a reasonably detailed discussion of the effects the Agreements have on Turquoise Hill and its affiliated and unaffiliated security holders. Also include in such discussion the reasons for the structure of the Agreements. We request that each of the Company and Rio Tinto separately respond to the applicable portions of this comment given their respective disclosure obligations. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) and (d) of Regulation M-A, including Instruction 2 thereto.

Response: Turquoise Hill acknowledges the Staff’s comment and, in light of the termination of the Agreements disclosed in Amendment No. 3, respectfully submits that no updated disclosure is required from Turquoise Hill.

If you have any questions or comments regarding Amendment No. 3 or the foregoing responses, please do not hesitate to contact me at (212) 373-3224.

Sincerely,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Dustin Isaacs (Turquoise Hill Resources Ltd.)

Ian Hazlett (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Alex Moore (Blake, Cassels & Graydon LLP)

Steve Malas (Norton Rose Fulbright Canada LLP)